UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
Amendment No. 4
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT Of 1934
ASPECT MEDICAL SYSTEMS, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))
Options to Purchase Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
045235108
(CUSIP Number of Common Stock Underlying Class of Securities)
Nassib G. Chamoun
President and Chief Executive Officer
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062-1546
(617) 559-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Susan W. Murley, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$1,177,555	$66.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 1,147,325 shares of the issuer’s common stock and have an aggregate value of $1,177,555 as of June 5, 2009, calculated based on a Black—Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $55.80 per million dollars of the transaction valuation. The transaction valuation set forth above was estimated solely for the purpose of calculating the filing fee.

☑	Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $66.00	Filing Party: Aspect Medical Systems, Inc.

Form or Registration No.: 005-59557	Date Filed: June 8, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
     This Amendment No. 4 to Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 8, 2009, as amended and supplemented by Amendment No. 1 thereto filed on June 26, 2009, Amendment No. 2 thereto filed on July 7, 2009 and Amendment No. 3 thereto filed on July 10, 2009 (collectively, the “Schedule TO”), by Aspect Medical Systems, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s exchange offer (the “Exchange Offer”) to eligible employees who hold stock options to exchange (1) some or all of their outstanding eligible stock options, granted under the Company’s 1998 Stock Incentive Plan, as amended, or its 2001 Stock Incentive Plan, as amended (the “2001 Plan”), to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), with a per share exercise price (a) equal to or greater than $15.00 and (b) greater than the closing price of the Company’s Common Stock on the Nasdaq Global Market on the expiration date of the Exchange Offer (the “Eligible Options”) for (2) new stock options to be granted under the Company’s 2001 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June 26, 2009 and July 7, 2009 (the “Offer to Exchange”) and in the related Election Form.
     This Amendment No. 4 is made to report the results of the Exchange Offer. The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO on June 8, 2009, June 26, 2009, July 7, 2009 and July 10, 2009, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
      (a) Material Terms. The Exchange Offer expired at 11:59 pm, Eastern time, on Friday, July 10, 2009. Eligible optionholders tendered, and the Company accepted for cancellation, eligible options at exercise prices of $15.00 or greater to purchase an aggregate of 1,051,357 shares of the Company’s common stock from 161 participants, representing 85.2% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. The Company has granted new options to purchase an aggregate of 312,287 shares of the Company’s common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option granted in the Exchange Offer is $5.99, which is the closing price of the Company’s common stock as reported by The Nasdaq Global Market on July 10, 2009, the expiration date of the Exchange Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPECT MEDICAL SYSTEMS, INC.
By:	/s/ J. Neal Armstrong
	Name:	J. Neal Armstrong
	Title:	Vice President and Chief Financial Officer

Date: July 13, 2009